Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Global Engine Group Holding Limited on Amendment No.11 to Form F-1 (File No. 333-266919) of our report dated December 6, 2022, with respect to our audit of the consolidated financial statements of Global Engine Group Holding Limited and Subsidiaries as of June 30, 2022 and for the year then ended. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of the Registration Statement.

We were dismissed as auditors on January 20, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Friedman LLP

New York, New York

June 20, 2024